Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

February 5, 2013

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Divio Holdings, Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed on or about February 5, 2013

File No. 333-184796

Dear Ms. Nguyen:

Pursuant to the staff’s comment letter dated January 31, 2013, we respectfully submit this letter on behalf of our client, Divio Holdings, Corp., a Nevada corporation (the “Company”).

Amendment No. 3 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on or about February 5, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

Prospectus Summary, page 5

Our Company, page 5

1. We note your response to our prior comment 6 and reissue in part. Please revise the first paragraph of this section to disclose your cash on hand as of a recent practicable date, monthly burn rate and how long your present capital will last at that rate. In this regard, we note that you have added such disclosure to your prospectus cover page. In addition, please revise to update your disclosure in the first paragraph to state, if true, that you have earned no revenues since inception through November 30, 2012 and that you have a net loss of $8,731 as of November 30, 2012. Also update the disclosure in the seventh paragraph under this section accordingly.

Company response:  The Company has added the following sentence to the end of the first paragraph on the Prospectus cover page:  “We have earned no revenues since inception through November 30, 2012, and we have a net loss of $8,731 as of November 30, 2012.”   The seventh paragraph on page 5 has been updated to disclose a net loss of $8,731 as of November 30, 2012.

2. We note your response to our prior comment 8 and reissue in part. We note that on page 5 you state that your estimated costs of being a reporting issuer for the next 12 months is $10,000 and that on page 11 and 22 you state that the estimated cost is $9,500. Please revise for consistency.

Company response:  The amount of $9,500 on pages 11 and 22 has been changed to $10,000.

3. Please note your disclosure in the seventh paragraph that you have a net loss of $139 through August 31, 2012. You also state on page 8 that you have a net loss of $8,731 through the quarter ending on November 30, 2012. Please revise to update and reconcile your disclosures.

Company response:  The seventh paragraph on page 5 has been updated to disclose a net loss of $8,731 as of November 30, 2012.

Risk Factors, page 7

All of our assets and our officers and director are located outside of the United States, page 13

4. We note your response to our prior comment 13 and reissue in part. Please revise this risk factor to also discuss Mr. Didenko, as it appears that he resides outside of the United States.

Company response:  The Company has revised the referenced risk factor on page 13 to discuss Mr. Didenko as well.

Because there is no escrow, trust or similar account, page 13

5. We note your response to our prior comment 3 that you do not intend to make a minimum/maximum offering in which all subscription would be returned if you did not sell a specified number of shares. Please revise this risk factor to clarify that this is not a minimum/maximum offering. For example, please remove the last two sentences of this risk factor

Company response:  The Company has removed the last two sentences of the referenced risk factor on page 13.   Additionally the Company has added the following sentence to the referenced risk factor: “No minimum or maximum amount of shares are being in this offering.”

Description of Business, page 16

Suppliers of Motorcycles, page 17

6. We note your response to our prior comment 15 that your customers will be responsible for the shipping costs, custom duties, taxes or any other additional charges that may occur. Please revise to provide an estimate of such charges that your customers will have to pay above the $5,000 to $8,000 that they will pay for the motorcycle. Also explain why purchasers will pay the additional charges to purchase your motorcycles when they may purchase the motorcycles domestically.

Company response:  The Company has added the following disclosure to page 17:  “Our customers will have to pay approximately $2,000 to $3,000 in additional to the $5,000 to $8,000 that they will pay us for the motorcycles to cover the shipping costs, custom duties, taxes or any other additional charges that might incur.  We believe that our prospective customers will be willing to pay such $2,000 to $3,000 in additional costs because the total amount expended for the motorcycles will still be less than if they purchase the same motorcycles from other Russian domestic suppliers.”

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo